UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Horizon Space Acquisition I Corp.
Full name of registrant:

Former name if applicable:

1412 Broadway, 21st Floor, Suite 21V
Address of principal executive office (Street and number):

New York, NY 10018
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Horizon Space Acquisition I Corp. (the “Company”) was unable to file its Annual Report on Form 10-K on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain documents as required by the auditors to finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mingyu (Michael) Li	65	88166675
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, primarily as a result of (i) the deposit of the extension fee into the Company’s trust account, and (ii) the payment for the redemption in connection with amendment to the Company’s charter for the extension of the Company’s deadline to consummate a business combination.

On October 27, 2025, the Company held an extraordinary general meeting in lieu of an annual meeting of shareholders, where the shareholders of the Company approved certain proposals, including, among others, the proposals to amend the Company’s amended and restated memorandum and articles of association to provide that the Company must complete its business combination by October 27, 2025, and if the Company does not consummate a business combination by October 27, 2025, it may be extended up to six times, each by a monthly extension, for a total of up to six months to April 27, 2026, without the need for any further approval of the Company’s shareholders. In connection with the 2025 Shareholder Meeting, the Company received redemption requests from its public shareholders to redeem a total of 1,764,505 Ordinary Shares and approximately $22.0 million was released from the trust account to pay such redeeming shareholders.

To effectuate each monthly extension to extend the timeline the Company had to complete a business combination, as of December 31, 2025, a total of $2,160,000 extension fee was deposited into the trust account of the Company.

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Horizon Space Acquisition I Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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